SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 17 2022
KT Corporation

By:	/s/ Seunghoon Chi
Name:	Seunghoon Chi
Title:	Vice President

By:	/s/ Sanghyun Cho
Name:	Sanghyun Cho
Title:	Director

Charges of Embezzlement

1. Details of Suspicion		- The Seoul Central District Court issued a summary order in connection with the summary indictment against 10 former and current executives of KT Corporation (the “Company”) on charges of embezzlement at work.
		- Subject : Representative Director, Hyeon-mo Ku, and 9 other current and former executives
		- Details of the Summary Order: Imposition of a fine for charges of embezzlement at work by the Company’s current and former executives (Aggregate fine amount of Won : 46,000,000)

- The Seoul Central District Court issued court orders against four former regulatory affairs officers on charges of embezzlement at work.

- One officer was sentenced to a prison term of eight months on probation for two years, and the other three officers were sentenced to a prison term of six months on probation for two years.

2. Embezzlement Amount	Embezzlement Amount (KRW)	437,900,000
	Total Equity of the Company (KRW)	16,567,161,000,000
	Embezzlement Amount as a Percentage of the Company’s Total Equity (%)	0.003%
	Whether the Company is Classified as a Large-scale Corporation	Yes
3. Actions to be taken		The Company will continue to monitor the progress of all future proceedings.

4. Determination Date	2022-06-16
5. Confirmation Date	2022-06-16

6. Additional Details Relevant to Investment Consideration

- This disclosure is based on the court’s issuance of a summary order and is subject to further updates based on other events including the outcome of the formal proceedings.

- The trial court’s orders against the four former regulatory affairs officers may be subject to further update, based on whether there will be an appeal and the outcome of such appeal.

- ‘Total Equity of the Company’ in Item 2 above is based on the consolidated financial statements as of the end of 2021.

- ‘Embezzlement Amount’ in Item 2 above is the figure for 4 of the Company’s former regulatory affairs officers.

- Of this total amount KRW 124 million is the figure related to the ten former and current executives that was stated in the District Court’s summary order.

- ‘Determination Date’ in Item 4 above refers to the date the judgment against the four former regulatory affairs officers by the trial court was issued, and does not indicate the date on which the sentence was finalized.
- ‘Confirmation Date’ in Item 5 above refers to the date the judgment against the four former regulatory affairs officers by the trial court was issued, and does not indicate the date on which the sentence was finalized.
	ø Related Prior SEC Disclosure	6-K Charges of Embezzlement 3 Feb 2022